:	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

Commission File Number 001-11356

CUSIP Number N/A

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2007

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Radian Group Inc.

Former Name if applicable

1601 Market Street
Address of Principal Executive Office (Street and number)

Philadelphia, PA 19103
City, State and Zip Code

PART II – RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant is not able to file its Form 10-K by the prescribed due date because it has not been able to finalize its fair value estimate of insured collateralized debt obligations (“CDO”) transactions in its financial guaranty business. These transactions include credit protection on corporate and non-corporate CDOs (which include a small number of AAA-rated CDOs of asset-backed securities and commercial mortgage-backed securities) which are accounted for as derivatives under generally accepted accounting principles. This fair value estimate has been difficult to determine due to the need to further evaluate the behavior of certain key assumptions, the limited recent transaction activity, and a lack of observable market data for certain transactions in this 2007 credit market place. As the registrant previously disclosed on its Form 8-K filed with the Commission on February 15, 2008, this fair value estimate is required to finalize the change in fair value of derivatives needed to be reflected in the registrant’s 2007 consolidated financial statements. The registrant expects to file its Form 10-K as soon as practicable following satisfactory determination of such valuation.

As previously disclosed, management determined that material weakness existed in our internal control over financial reporting as of September 30, 2007. Although management has not yet completed its assessment of internal control over financial reporting, we have determined this material weakness, as more fully described in the following paragraph, continued to exist as of December 31, 2007.

We did not maintain a sufficient complement of personnel with an appropriate level of accounting knowledge, experience and training in the application of generally accepted accounting principles commensurate with our financial reporting requirements. Specifically, this deficiency resulted in audit adjustments to Derivative Liabilities and Change in Fair Value of Derivative Instruments line items in the consolidated financial statements for the year ended December 31, 2007 primarily arising from insufficient (1) identification of derivative instruments; (2) review, approval and testing of complex derivative valuation models, including assumptions, data inputs and results; and (3) identification of contract terms and transactions requiring consolidation in accordance with generally accepted accounting principles, related to such financial statement line items.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

C. Robert Quint	(215)	231-1444
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The registrant has not finalized its results of operations. However, it is anticipated that the registrant’s results of operations for the fiscal year ended December 31, 2007 will be directionally consistent with the operating results reported in Item 2.02 on Form 8-K dated February 15, 2008, subject to the impact of a potential adjustment from the item described in Part III above, which cannot be estimated at this time.

Radian Group Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date	February 29, 2008	By:	/s/ C. Robert Quint
C. Robert Quint
Executive Vice President, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.
3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5.	Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) of apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).